

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Lawrence E. Hyatt
Senior Vice President and Chief Financial Officer
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
P. O. Box 787
Lebanon, TN 37088-0787

    Re: **Cracker Barrel Old Country Store, Inc.**
                Form 10-K for the Fiscal Year Ended July 30, 2010
                Filed September 28, 2010
                File No. 000-25225

Dear Mr. Hyatt:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Lawrence E. Hyatt
               (615) 443-9818